SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2013
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

Notice of Change in Dividend Payments

	Before Change	After Change

Date of announcement	March 16, 2012	November 29, 2013

Dividend Payments	Payment of minimum dividend of KRW 2,000 per share for the next three years, from FY2012	As reported to the Board of Directors of KT Corporation (“KT”) today, KT’s management concluded that it has become difficult for KT to maintain the minimum dividend of KRW 2,000 per share as previously announced by KT, due to KT’s expected results of operations, and expects the dividend per share in respect of FY2013 to be below KRW 2,000 per share. The final dividend for FY2013 will be finalized at the Board of Directors’ meeting and General Shareholders’ Meeting early next year. Dividend payments in respect of FY2014 will be announced upon further view of KT’s operations and business outlook.

Disclaimer	Above dividend policy is subject to change according to the business performance and environment	Final dividend payments by KT Corporation in respect of FY 2013 and any future periods are subject to numerous factors, including any legal and regulatory restrictions on KT Corporation’s ability to pay dividends, management’s assessment on whether a particular dividend amount, if any, is prudent under the facts relevant at the time (including prevailing business and market conditions, as well as KT Corporation’s financial condition and results of operations) and approval of dividend payment by KT Corporation’s Board of Directors and its shareholders.